Mail Stop 4561

      July 8, 2005

VIA U.S. MAIL AND FAX (516) 829-4386

Ms. Patricia Giuliani-Rheaume
Chief Financial Officer and Vice President clickNsettle.com, Inc.
990 Stewart Avenue
First Floor
Garden City, NY 11530

      Re:	clickNsettle.com, Inc.
      Item 4.01 Form 8-K
      Filed June 30, 2005
      File No. 0-21419

Dear Ms. Giuliani-Rheaume:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed June 30, 2005

1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B.
It is not sufficient to state that you and your former auditors "mutually decided to terminate their relationship" as that wording is unclear to a reader.

      File an amendment under cover of Form 8-K/A and include the
Item 4.01 designation, including the letter from the former accountant filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.
The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by
Exhibit 16 should cover any revised disclosures.

Any questions regarding the above should be directed to me at
(202)
551-3466.



								Sincerely,



								Matthew Maulbeck
								Staff Accountant

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clickNsettle.com, Inc.
July 8, 2005



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